APEX SPORTS LLC
OPERATING AGREEMENT

THIS OPERATING AGREEMENT (this "*Agreement*") is made by and among **APEX SPORTS LLC**, an Ohio limited liability company (the "*Company*"), as of the date set forth below its authorized representative's signature hereto and the parties executing and delivering counterpart signature pages in a form similar to that attached hereto as Attachment A or joinder agreements hereto, who or which parties are the "*members*" of the Company.

WHEREAS, on March 8, 2017, the Company's articles of organization and an original appointment of agent were filed with the Secretary of State of the State of Ohio forming the Company; and

WHEREAS, the members of the Company wish to set forth their respective duties and responsibilities as well as the division of any net profits and losses resulting from the ownership and operation of the Company's business.

1.   Governance.

(a)   Board Management. The Company shall be governed by a board of directors (the "**Board**" and each a "**director**"), which shall act by majority approval at a meeting of the Board or by written consent. The Board shall be considered the Company's *"manager"* for purposes of the Ohio Limited Liability Company Act and, except as otherwise provided herein, shall be responsible for the Company's day-to-day activities.

(b)   Board Composition. The Board shall be comprised of up to that number of persons set forth on Schedule 1 and by those members set forth on Schedule 1. If any director ceases to serve as a director, his/her replacement shall be selected by the party(ies) appointing him/her as provided on Schedule 1.

(c)   Member Actions. The right and power of the members to vote and act shall be strictly limited to (i) those actions expressly provided for in this Agreement, (ii) those actions set forth on Schedule 2 and (iii) those actions under applicable law that cannot be determined by the Board acting alone and as to which the members are required to vote and act. Any vote or act of the members shall require the consent of members holding that percentage of the then-outstanding vested voting Shares (as defined below) set forth on Schedule 2, which may be given at a meeting of the members or by written consent. Each member shall have the reasonable right to inspect and review the books and records of the Company on reasonable notice to the Board.

(d)   Officers. Initially, the Company shall have those officers set forth on Schedule 1, which offices shall initially be filled by those individuals set forth opposite such offices on Schedule 1. These offices shall have the general rights and duties of comparable positions in an Ohio corporation under the Ohio General Corporation Law, provided that the Board may modify the scope or terms of each such position generally or in a specific instance. Each officer shall serve at the pleasure of the Board, and each officer may be removed or replaced by the Board at its discretion. The Board may also fill any vacancies, whether arising from the removal or resignation of existing officers or from the creation of new positions.

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2. **Membership Interests**.

(a) <u>Shares</u>. Membership interests shall be represented by *"Shares."* Subject to any limitations or other rights or restrictions set forth on <u>Schedule 3</u>, the Board may grant and issue Shares, whether directly or indirectly through options or warrants, and whether voting or non-voting, and whether fully-vested or subject to vesting, and whether in the form of capital interests or profits interests, all on terms approved by the Board. The terms of any such Shares shall be set forth on the respective counterpart signature page or joinder agreement hereto of each member, and unless any such counterpart signature page or joinder agreement otherwise provides, all Shares shall be uncertificated fully-vested *"common"* Shares, in the form of capital interests, with one-vote per Share on all matters subject to the vote or act of the members. The number of Shares held by each member of the Company, and each member's *"Sharing Ratio"*, is set forth in <u>Schedule 3</u>, which shall be amended from time to time. After giving effect to the special allocations set forth in the next sentence, net profits and losses shall be allocated to the members in accordance with their respective Sharing Ratios. The Treasury Regulations issued under Section 704(b) of the Internal Revenue Code relating to the qualified income offset, the partnership and partner minimum gain chargeback requirements and the allocation of deductions attributable to partnership and partner nonrecourse debt, are hereby incorporated by reference and shall apply to the allocation of income, gain, loss and deduction as the members deem appropriate.

(b) <u>Distributions</u>. The Company from time to time may distribute cash or other property to the members. Unless the Board otherwise determines, distributions shall be made in the following order of priority: (i) first, until the capital contributions made by the members have been returned to such members in full, to the members in proportion to the relative unreturned capital contributions of such members; and (ii) second, once all such capital contributions have been returned in full, then to the members in accordance with their respective Sharing Ratios. Notwithstanding the foregoing, the Company shall make distributions of cash to the members at those times and in those amounts as the Board deems appropriate to enable the members to pay their income tax on that portion of any net profits of the Company allocated to them (even if not actually distributed) as well as to reimburse them for any out-of-pocket expenses reasonably incurred by them on behalf of the Company.

(c) <u>Withdrawal or Resignation of a Member</u>. A member may voluntarily withdraw or resign as a member at any time. A member shall be removed and expelled as a member upon the occurrence of one or more of the events set forth in <u>Schedule 4</u> unless all of the other members otherwise agree. Should a member withdraw, resign, be removed or be expelled as a member of the Company, whether voluntarily or involuntarily, neither such member, nor such member's successors or assigns, shall have any ongoing rights to participate in the management or operation of the Company, whether as a member, manager, executive or otherwise. Such former member (or such former member's successors or assigns) shall continue to receive such former member's share of the net profits and losses of, and distributions from, the Company in accordance with the provisions hereof for so long as such former member (or such former member's successors or assigns) holds such Shares, and such Shares shall continue to be subject to the provisions of this Agreement.

(d) <u>Limitations to Disposition</u>. No member may dispose of any or all of such member's Shares without the express, written consent of the Board. If:

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(i)   the Shares of a member (or such member's successors or assigns) are sought to be transferred by any involuntary means, including, but not limited to, attachment, garnishment, execution, levy, seizure or transfer in connection with a divorce or other marital property settlement, or upon the occurrence of any of the events set forth in Schedule 4; or

(ii)   a member withdraws, resigns, is removed or is expelled as a member of the Company; then

(iii)   the Company may (but is not obligated to) purchase and, if the Company so elects to purchase, the affected member (or such member's successors or assigns) shall be required to sell such member's Shares, at a purchase price equal to the amount that such member (or such member's successors or assigns) would have received had the Company been sold for cash on such date at book value and the proceeds of such sale distributed in accordance with this Agreement and applicable law. The Company may purchase any or all of such member's Shares for cash and/or by a promissory note made by the Company bearing interest at the prime rate as reported at closing by The Wall Street Journal and payable in not more than five (5) equal annual installments of principal and interest.

3.   Confidentiality. Each member will have access to and will participate in the development of and/or be acquainted with confidential or proprietary information of the Company (*"Confidential Information"*).   The term "Confidential Information" will not include any information that is or becomes generally publicly available (other than as a result of violation of this Agreement by the member).   No member may disclose, use or make known for the member's or another's benefit any Confidential Information, or use any Confidential Information in any way whatsoever, other than for the benefit of the Company.   Upon termination of the member's relationship with the Company for any reason, the member shall immediately return to the Company all Confidential Information in whatever form maintained (including, without limitation, computer discs and other electronic media).

4.   General Provisions.

(a)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and each of the members, and the legal representatives, successors, heirs and assigns of each.   The term *"successors and assigns"* as used herein shall include a corporation or other entity acquiring all or substantially all of the business of the Company (whether such acquisition is by way of acquisition of assets, acquisition of stock, merger, consolidation or otherwise, and whether by operation of law or otherwise).

(b)   Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Ohio and the federal laws of the United States applicable therein. Any and all disputes arising under this Agreement, whether as to interpretation, performance or otherwise, shall be subject to the exclusive jurisdiction of the courts of the County in which the President's physical office is located in the State of Ohio and the federal courts located therein and each of the parties hereto hereby irrevocably attorns to the exclusive jurisdiction of the courts of the County in which the President's physical office is located in the State of Ohio and the federal courts located therein.   None of the parties shall contest in any other

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jurisdiction the enforcement of any judgment or award of the courts of such County in relation to this Agreement.

(c) Severability. The parties intend this Agreement to be enforced as written. However, if any portion or provision of this Agreement is to any extent declared illegal or unenforceable by a duly authorized court having jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each portion and provision of this Agreement will be valid and enforceable to the fullest extent permitted by law.

(d) Notice. Each party agrees that by providing an email address on its respective counterpart signature page or joinder agreement hereto that (i) such email address may be used by any other party for purposes of directing notices, communications, information or documents hereunder (whether directly by email attachment, or indirectly by uploading any such notice, communication, information or document to a server and sending the hyperlink thereto to the party via email) unless and until the party provides all other parties with notice of a different email address; (ii) any notice, communication, information or document delivered (directly or indirectly as described above) by email to such email address will be deemed effectively delivered for all purposes hereunder, regardless of whether the party acknowledges receipt thereof; and (iii) no party shall have any obligation to make or provide any notice, communication information or document delivery to any person who has so provided an email address by any means other than email unless applicable law specifically and expressly so requires. The Company's preferred and primary method of notice, communication, information and document delivery hereunder will be by email.

(e) Amendments. This Agreement, and any provision hereof, may only be amended, modified, waived or terminated by the Company (which shall be authorized only by an action of the Board) and the members by vote set forth on Schedule 2. This Agreement, together with all counterpart signature pages and joinder agreements hereto, contains the entire understanding of the parties with respect to the subject matter hereof and supersedes any and all prior or contemporaneous written or oral understandings of any kind or nature which relate to the subject matter hereof, including, but not limited to, any prior or pre-existing operating agreements or similar documents or agreements. This Agreement may be executed in one or more counterparts, and by facsimile or PDF, all of which shall constitute one and the same original instrument. This Agreement, together with all counterpart signature pages and joinder agreements hereto, shall constitute the Company's sole and entire *"Operating Agreement"* (as that term is defined in the Ohio Limited Liability Company Act).

(f) Disclosure and Waiver of Conflicts. In connection with the preparation of this Agreement, the members acknowledge and agree that: (i) the attorney that prepared this Agreement ("Attorney") acted as legal counsel to the Company; (ii) the members have been advised by the Attorney that the Attorney's representation of the Company may not be in the best interests of the members; and (iii) each of the members has been advised by the Attorney to retain separate legal counsel. Notwithstanding the foregoing, the members (i) desire the Attorney to represent the Company; (ii) acknowledge that they have been advised to retain separate counsel and have waived their right to do so; and (iii) jointly and severally forever waive any claim that the Attorney's representation of the Company constitutes a conflict of interest.

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Signature Page Follows

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IN WITNESS WHEREOF, this Agreement is effective as of the date set forth below the Company's authorized representative's signature hereto.

THE COMPANY:

APEX SPORTS LLC

Signature: *Marcus Davis*

Name: <u>Marcus Davis</u>

Title: <u>President & CEO</u>

Date: 07/13/2018

FORM OF COUNTERPART SIGNATURE PAGE[1]

By signing below, the undersigned is hereby made a party to the operating agreement of ***APEX SPORTS LLC***, as such operating agreement is in effect on the date hereof and as it is from time to time amended and/or restated hereafter (the ***"Agreement"***), as a *"member"* thereunder, and the undersigned hereby agrees to be bound by and to comply with the terms of the Agreement. Certain terms used and not otherwise defined herein shall have the meanings given to such terms in the Agreement.

The undersigned hereby acquires _____ Shares.[2]

The undersigned hereby represents and warrants that (i) the undersigned is acquiring the Shares for investment purposes and not for the purpose of resale, (ii) the Shares constitute a speculative investment involving a high degree of risk of loss by the undersigned of the undersigned's investment therein, (iii) the undersigned is able to bear the complete loss of this investment and to hold the Shares for an indefinite period of time, and (iv) the undersigned is an *"accredited investor"* as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

       IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Agreement as of the date set forth below the undersigned's signature hereto and acknowledges that this counterpart signature page shall not be effective until agreed to and accepted by the Company and until the date set forth beneath the signature of the Company's authorized representative below.

THE MEMBER: **AGREED TO AND ACCEPTED BY:**

                                                    APEX SPORTS LLC

[insert name of member on the line above]

Signature: Signature:

Name: Name:

Title: Title:

Date: Date:

Email Address: Email Address:

---

[1] This "default" counterpart signature page may be used for any member who or which is not made a party to this Agreement by means of an Equity and Intellectual Property Agreement or other instrument of joinder.

[2] Modify/supplement as necessary to reflect any extraordinary, unique or differentiated rights or attributes. The purchase price paid/investment amount may also be added here if applicable or desirable.

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Maximum Number of Directors: Two (2)

Board Composition

Name of Director: Responsible for Appointment & Replacement:

Marcus Davis   Appointed by Marcus Davis
Connor Morris   Appointed by Connor Morris

Officer Composition

Marcus Davis   President & Chief Executive Officer
Connor Morris   Chief Marketing Officer

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Without the affirmative vote or act of the members holding at least a majority-in-interest of the then-outstanding vested voting Shares and the approval of both Marcus Davis and Connor Morris, the Company may not:

- lease, sell, transfer or otherwise dispose of all, or substantially all, of the assets;

- effect a merger, consolidation or any other type of reorganization;

- amend the operating agreement or the articles of organization;

- admit new members;

- cause the Company to be dissolved;

- proceed with bankruptcy, insolvency or reorganizational proceedings;

- make, execute or deliver any general assignment for the benefit of creditors;

- take any action that would make it impossible to carry on the ordinary business;

- increase or decrease the total number of Shares outstanding;

- approve the annual budget;

- borrow amounts in excess of $25,000;

- make withdrawals or transfers of funds in excess of $25,000;

- make expenditures in excess of $25,000;

- enter into contracts, leases or other relationships valued in excess of $25,000;

- enter into contracts, leases or other relationships with any member, manager or officer;

- terminate any officer; or

- engage personnel, attorneys, accountants or other professionals.

APEX SPORTS LLC

Members, Shares and Sharing Ratios

Name	Shares	Sharing Ratio	Fully-Diluted %
Marcus Davis	460,000*	46.00%	46.00%
Connor Morris	290,000*	29.00%	29.00%
Austin Fenstermaker	250,000*	25.00%	25.00%
Total	1,000,000	100.00%	100.00%

*Acquired pursuant to, and subject to, the provisions of an Equity and Intellectual Property Agreement (the vesting provisions thereof influence and supersede, as and where applicable, the Sharing Ratios set forth above).

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1. The member does any of the following:

    ●   Makes an assignment for the benefit of creditors,
    ●   Files a voluntary petition in bankruptcy, or
    ●   Is adjudicated as bankrupt or insolvent.

2. The member files a petition or answer in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief proceeding under any law or rule that seeks for himself or it any of those types of relief, or a period of one hundred twenty (120) days has elapsed after the commencement against the member of any proceeding seeking the relief described above and the proceeding has not been dismissed.

3. A period of ninety (90) days has elapsed after the appointment of a trustee, receiver or liquidator for the member or for all or any substantial part of his or its properties without the member's consent or acquiescence, and the appointment has not been vacated or stayed, or a period of ninety (90) days has elapsed after the expiration of that stay and the appointment has not been vacated.

4. If the member is an individual, the member dies or is adjudicated or otherwise legally deemed an incompetent.

5. If the member is a trustee of a trust, the trust terminates (the foregoing does not apply to the mere substitution of a new trustee).

6. If the member is an estate, the distribution of the estate's membership interest.

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